UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

OUSTER, INC.

(Name of Issuer)

Common Stock, Par Value of $0.0001 Per Share

(Title of Class of Securities)

68989M103

(CUSIP Number)

December 31, 2022

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 68989M103

1	Names of Reporting Person. Tao Capital Management LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power (see Item 5 below) 11,253,152 shares of Common Stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power (see Item 5 below) 11,253,152 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,253,152 shares of Common Stock
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 6.1%
12	Type of Reporting Person PN

CUSIP No. 68989M103	Schedule 13G	Page 3 of 9

CUSIP No. 68989M103

1	Names of Reporting Person. Tao Invest II LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power (see Item 5 below) 11,253,152 shares of Common Stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power (see Item 5 below) 11,253,152 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,253,152 shares of Common Stock
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 6.1%
12	Type of Reporting Person OO

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SCHEDULE 13G

Item 1(a).	Name of Issuer

Ouster, Inc. (“Issuer”) (formerly Colonnade Acquisition Corp.)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

350 Treat Avenue, San Francisco, CA 94110

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Tao Capital Management LP

(ii)	Tao Invest II LLC

Tao Invest II LLC is the record holder of the shares reported herein for Tao Invest II LLC. Tao Capital Management LP is the manager of Tao Invest II LLC.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of each of the Reporting Persons is

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129.

Item 2(c).	Citizenship

(i)	Tao Capital Management LP is a limited partnership formed in the State of Delaware.
(ii)	Tao Invest II LLC is a limited liability company formed in the State of Delaware.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value (“Common Stock”)

Item 2(e).	CUSIP Number

68989M103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

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(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

Each Reporting Person’s calculation of its percentage ownership of the Common Stock of the Issuer is based on a total of 184,746,530 shares of Common Stock issued and outstanding as of December 13, 2022 as reported by the Issuer in its Proxy Statement on Schedule 14A, filed by the Issuer with the SEC on December 14, 2022

(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each Reporting Person.

(b)	Percent of class:

Incorporated by reference to Item 11 of the cover page pertaining to each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023	Tao Capital Management LP

	By:	/s/ Lori D. Mills
Name: Lori D. Mills
Title: President

Date: February 9, 2023	Tao Invest II LLC

	By:	/s/ Lori D. Mills
Name: Lori D. Mills Title: President of Tao Capital Management LP, its Manager

CUSIP No. 68989M103	Schedule 13G	Page 8 of 9

INDEX TO EXHIBITS

PAGE
EXHIBIT 1: Agreement to Make a Joint Filing	9